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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                             (Amendment No. 8)*

                           The Asia Tigers Fund, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   04516T105
                        ------------------------------
                                 (CUSIP Number)

                                 March 31, 2003
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------                                            -----------------
CUSIP NO. 04516T105                    13G                     Page 2 of 4 Pages
-------------------                                            -----------------
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 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only).

      President and Fellows of Harvard College
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
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 3.   SEC Use Only

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 4.   Citizenship or Place of Organization
      Massachusetts
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                     5.   Sole Voting Power
   NUMBER OF              2,228,814 shares
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   Shared Voting Power
   OWNED BY               --
     EACH          -------------------------------------------------------------
  REPORTING          7.   Sole Dispositive Power
    PERSON                2,228,814 shares
     WITH          -------------------------------------------------------------
                     8.   Shared Dispositive Power
                          --
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 9.   Aggregate Amount Beneficially Owned by Each Reporting Person
      2,228,814 shares
--------------------------------------------------------------------------------
10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                    [_]
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11.   Percent of Class Represented by Amount in Row (9)
      17.0%
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12.   Type of Reporting Person (See Instructions)
      EP
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13G

Item 1(a)         Name of Issuer:
                        The Asia Tigers Fund, Inc.

      1(b)        Address of Issuer's Principal Executive Offices:
                        622 Third Avenue
                        New York, New York  10017

Item 2(a)         Name of Person Filing:
                        President and Fellows of Harvard College

      2(b)        Address of Principal Business Office or, if none,
                  Residence:
                        c/o Harvard Management Company, Inc.
                        600 Atlantic Avenue
                        Boston, MA  02210

      2(c)        Citizenship:
                        Massachusetts

      2(d)        Title of Class of Securities:
                        Common Stock

      2(e)        CUSIP Number:
                        04516T105

  Item 3 The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

  Item 4          Ownership:

        4(a)      Amount beneficially owned:
                        2,228,814 shares

        4(b)      Percent of Class:
                        17.0%

        4(c)      Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:
                                2,228,814 shares

                  (ii)  shared power to vote or to direct the vote:

                                         ---------

                  (iii) sole power to dispose or to direct the
                        disposition of:
                                2,228,814 shares



                                Page 3 of 4 Pages


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                   (iv) shared power to dispose or to direct the disposition of:

                                         --------

  Item 5           Ownership of Five Percent or Less of a Class:
                             Not Applicable.

  Item 6           Ownership of More than Five Percent on Behalf of Another
                   Person:
                             Not Applicable.

  Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                             Not Applicable.

  Item 8           Identification and Classification of Members of the Group:
                             Not Applicable.

  Item 9           Notice of Dissolution of Group:
                             Not Applicable.

  Item 10          Certification:

                   By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                         PRESIDENT AND FELLOWS OF HARVARD COLLEGE

                         By: /s/ Michael S. Pradko
                             ------------------------------
                         Name: Michael S. Pradko
                         Title: Authorized Signatory

April 8, 2003

                                Page 4 of 4 Pages